						Exhibit 99(f)

System Energy Resources, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratio of Earnings to Fixed Charges

	Twelve Months Ended
	December 31,					September 30,

	1999	2000	2001	2002	2003	2004

Fixed charges, as defined:
Total Interest	$147,982	$118,519	$138,018	$76,639	$64,620	$63,178
Interest applicable to rentals	3,871	5,753	4,458	3,250	3,793	3,815

Total fixed charges, as defined	$151,853	$124,272	$142,476	$79,889	$68,413	$66,993

Earnings as defined:
Net Income	$82,375	$93,745	$116,355	$103,352	$106,003	108,637
Add:
Provision for income taxes:
Total	53,851	81,263	43,761	76,177	75,845	76,209
Fixed charges as above	151,853	124,272	142,476	79,889	68,413	66,993

Total earnings, as defined	$288,079	$299,280	$302,592	$259,418	$250,261	$251,839

Ratio of earnings to fixed charges, as defined	1.90	2.41	2.12	3.25	3.66	3.76